EXHIBIT 99.1
                                      to
  INTEGRATED DATA CORP FORM 10-QSB FOR THE QUARTER ENDED DECEMBER 31, 2006
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                                     Squire, Sanders & Dempsey L.L.P.
                                       Including
                                       Steel, Hector & Davis LLP

                                     200 South Biscayne Boulevard, Suite 4000
                                     Miami, FL  33131-2398

                                     Office:  +1.305-577-7000
                                     Fax:  +1.305.577.7001

                                          Direct:  +1.305.577.7043
                                          pmartinezfraga@ssd.com


November 21, 2007


VIA E-MAIL, FACSIMILE & HAND DELIVERY
-------------------------------------

Patricia R. Cassells, Esq.
Patricia Cassells & Assoc., P.A.
1111 Brickell Avenue
11th Floor
Miami, Florida  33131

     Re: Island Premier Resorts, Ltd. v. Montana Holdings Limited, a Bahamian Company, Integrated Data Corp., a Delaware SEC
          Corporation, John Mittens, Individually, Abe Carmel, Individually, Thor Ibsen, Individually, Neil A. Bains, Individually

Dear Ms. Cassells:

     The law firm of Squire, Sanders & Dempsey L.L.P. ("Squire Sanders") is litigation counsel to Mr. Charles Abele and Island Premier Resorts Ltd. Your correspondence dated November 13, 2007, directed to Luther H. McDonald (here attached to facilitate reference) purporting to avert protracted litigation by serving Mr. McDonald with a draft complaint naming, among other, Montana Holdings Limited, has been provided to us for analysis and immediate response.

     As a point of departure, Mr. Abele and Island Premier Resorts Ltd. have not authorized you to undertake any of these measures. The operative juridic instructions that configure Island Premier Resorts ltd. patently provide that no person, agent, representative, or other entity, without more, absent written authorization supplied by Mr. Abele, has cognizable normative standing to bind Island Premier Resorts Ltd. as a party to a legal proceeding in the capacity of a plaintiff. Disregard of this precept is irreparably compounded and made worse by the referenced missive and attached prospective pleading because of Island Premier Resorts Ltd.'s business dealings and commercial relationship with Montana Holdings Limited.

     Indeed, the first amendment to the amended and restated subscription and shareholders agreement in paragraph 31 reads:

          The parties hereto further agree that to whatever extent it may become reasonably necessary or practical to execute, legalize or endorse such additional documents or taken any such further actions, Charles R. Abele, Jr. is hereby appointed Attorney-in-Fact for all of the parties hereto for that limited purpose and is expressly authorized to execute, legalize or endorse such additional documents or agreements and take such actions on their behalf, subject always to a fiduciary duty on the part of Charles R. Abele, Jr. to ensure that any documents or agreements executed or legalized by him on behalf of the parties hereto in his aforementioned capacity are in strict accordance with the obligation set out herein,... the foregoing constitutes an irrevocable proxy coupled with an interest.

     Please note that Mr. Joel Thomas Williams executed this document, which expressly highlights the intent of Island Premier Resorts Ltd. to centralize such responsibilities by reposing them on Mr. Abele and no one else. We now find ourselves in the rather awkward and arduous scenario of having to withdraw the unauthorized and rather truculent communication here at issue while simultaneously preserving Island Premier Resorts Ltd.'s rights and possible claims.

     The unilateral communication to Mr. McDonald of the subject epistle and incident "draft" pleading directly and expressly gives rise to tortuous interference with the negotiations now being had between Mr. Abele on Island Premier Resorts Ltd.'s behalf and Montana Holding Limited. These negotiations are sensitive and promising. The extent to which they may have been adversely compromised by this unilateral action is yet to be determined. We shall, however, undertake every effort to mitigate such damages.

     In the interim, we ask that you provide Mr. McDonald and Alexiou, Knowles & Co. with correspondence that Island Premier Resorts Ltd. does not seek to prosecute any existing or prospective claims against Montana Holding Limited, Integrated Data Corp., John Mittens, Abe Carmel, Thor Ibsen or Neil
A. Bains. Your communication to these entities should emphasize that Island Premier Resorts Ltd. seeks to work with them towards arrangements that shall maximize the interests of all parties while minimizing risks. This collected and strictly commercial undertaking, however, is clearly without any prejudice to the assertion of claims should so unlikely an event present itself.

     We shall provide you with any information received or otherwise gleamed that may arise from the ill conceived communication that has constituted the subject of this correspondence. Please provide me with a draft of the communication that you are expected to provide to Mr. McDonald prior to supplying him with any such exemplar. My contact information is contained in this letter.

     Should you have any questions or comments, please do not hesitate to contact me at your pleasure. I take this opportunity to wish you a joyous and salubrious Thanksgiving holiday.

                                     Very truly yours,

                                     /s/ Pedro J. Martinez-Fraga

                                     Pedro J. Martinez-Fraga

PMF:iec
Enclosure